Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 001-33517
     The following are excerpts from a transcript of NetApp, Inc.’s fourth quarter and fiscal year-end 2009 earnings conference call held on May 20, 2009. The excerpts contain only those portions of the transcript relating to discussions of the proposed acquisition of Data Domain by NetApp, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of May 20, 2009.
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Tara Dhillon, Senior Director, Investor Relations
Good afternoon, everyone; thank you for joining us today. Our call is being webcast live and will be available for replay on our website at NetApp.com along with the earnings release, the financial tables, and the GAAP to non-GAAP reconciliation. Today, we are also presenting slides concurrently with our audio remarks. They will be available for download on our Investor Relations site at the end of this call.

In the course of today’s call, we will make forward-looking statements and projections that involve risk and uncertainty, including statements regarding our financial performance in future periods, including FY 2010; our expectations regarding the synergies and other anticipated benefits resulting from our proposed acquisition of Data Domain, including that it will be accretive within 12 months of the transaction’s close, the expected timing of when the transaction may close, and our expectations regarding integrating Data Domain into our operations.

Actual results may differ materially from our statements or projections. Factors that could cause actual results to differ from our projections include but are not limited to: customer demand for products and services; our ability to maintain or increase backlog and increase revenue; increased competition; our ability to successfully complete our acquisition of Data Domain and integrate its operations into our own; and the material and adverse global economic market conditions that currently exist. Other equally important factors are detailed in our accompanying press release as well as on our 10-K and 10-Q reports on file with the SEC and also, available on our website, all of which are incorporated by reference into today’s discussion.
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Dan Warmenhoven, Chairman and Chief Executive Officer
Thank you, Tara. I’d like to start by saying how pleased we are to have the Data Domain team join the NetApp team. The addition of Data Domain to the NetApp family will bring a complementary product line with high growth and high synergies to our portfolio. We will provide them with access to markets, channels, and opportunities they haven’t yet been able to reach. We believe that the combination of NetApp and Data Domain can drive more revenue at less cost than could have been accomplished separately.

With their de-duplication optimized backup solution for multi-vendor storage environments, Data Domain has been very successful selling to midsize and large enterprise customers. They are in the early phase of making the investments necessary to move more broadly into international markets and expand their channel to serve more enterprise class accounts, which requires a significant amount of resources.

With 60 to 70% of our business coming from the Enterprise segment along with our global distribution and customer support capabilities, we bring tremendous leverage to their highly differentiated technology. Combined with our primary, secondary, and VTL capabilities, we will offer an end-to-end storage infrastructure for any customer environment.

We see a lot of cross-sell and upsell opportunities as well. With less than 6% overlap on our existing Storage 5000 accounts, the combination of our two companies should help us increase our penetration within each of our customer bases.

We plan to operate Data Domain as a separate product line and a separate product management and development organization within product operations. The similar nature of their model — they too are a software based solution wrapped in standard commodity components, should help foster a smooth and rapid transition.

They have an outstanding record of new account acquisition and our objective will be to sustain and amplify that momentum while offering them the leverage of NetApp’s global sales and service infrastructure as well as significant new opportunities within existing NetApp accounts.

On the strategic side, that’s about the extent of what we can share with you until the transaction closes sometime later this summer. Steve will talk briefly about the financial aspects of this deal. So at this point, I’ll turn the call over to him for his quarterly review. Steve?
Steve Gomo, Executive Vice President and Chief Financial Officer
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With regard to the acquisition, under the definitive agreement we will be purchasing Data Domain for approximately $25 per share or $1.5 billion on a diluted basis net of cash using a combination of cash and stock. Data Domain shareholders will receive $11.45 in cash and 0.75 shares of NetApp common stock for each share of Data Domain common stock. This totals approximately 47 million shares of NetApp common stock.

We expect to finance the cash portion of the transaction through our cash on hand. The deal is anticipated to close in 60 to 120 days, subject to customary closing conditions, including regulatory approval.

I’m very pleased to report that we expect this transaction to be accretive on a non-GAAP basis within 12 months of close. This is based upon just their projected revenue alone with some conservative cost synergy assumptions. In addition to the more obvious synergies related to operating philosophy, corporate culture, and geographic locations, there are also expected to be longer term tax benefits as their international business grows and we incorporate Data Domain into our tax regime.

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Finally, there are clearly many opportunities for revenue synergy and we intend to pursue those aggressively. However, given the macroeconomic uncertainty that exists, we chose not to include any revenue synergies for the purposes of this analysis.

At this point, I’ll turn the call over to Tom for his operational update.
Tom Georgens, President and Chief Operating Officer
Thanks, Steve. I’d also like to echo my excitement about the acquisition. Data Domain is a high growth innovation leader that is accelerating the adoption of disk as an integral and in some cases sole component of customers’ backup solutions.

At our last Analyst Day, I spoke of four major trends in the industry where NetApp intends to capitalize. Among them were backup redesign and storage efficiency. Data Domain’s storage efficient backup and archival solutions are absolutely consistent with and contribute significantly to that strategy. NetApp has an especially strong position in backup and archiving deals when NetApp owns the primary storage footprint. Data Domain allows us along with our existing VTL product to actively participate in the much larger number of secondary storage opportunities that exists when we are not the primary storage provider.
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Dan Warmenhoven, Chairman and Chief Executive Officer
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As I mentioned earlier, the acquisition of Data Domain is expected to close sometime in the summer. Given our desire to focus on the successful completion of this transaction and the fact that there is only so much we can say until the transaction closes, we have decided to postpone our upcoming Analyst Day until the latter part of September. At that time, I believe we’ll also have a somewhat better indication of how the economy is doing and the resultant impact on our business going forward, should be clearer. We’ll also be able to talk more in depth about the integration of Data Domain, and include Frank Slootman, CEO of Data Domain, on the event. We expect to confirm a new date in the next few weeks. And at that time, our IR team will provide you with more specific information.

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Depending upon the timing of the close, we may also slide our August earnings date out by a week. We’ll update you on this probably in August.

In closing, I’d like to thank the NetApp team for their passion and commitment and ask them all to extend a warm welcome to the Data Domain team.

At this point, I’ll open the floor to questions. As always, please keep it to one question per person, and then, return to the queue for any follow-ups. Thank you. Operator?

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•	QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Your first question comes from the line of Keith Bachman with Bank of Montreal. Please proceed.

<Q — Keith Bachman>: Hi, guys, thank you. My question, Dan, is for you. In the past, you’ve commented that de-duplication was a feature, not a product. And I’m just wondering how your changing has evolved, due obviously to the pending acquisition of Data Domain.

<A — Dan Warmenhoven>: Keith, this is Dan. Actually my view has not changed. I mean, de-duplication is the main factor that the technology has got multiple variants. We have got de-duplication primarily that’s based on block alignment. We’ve got de-duplication for our VTL product that’s got a different model. Data Domain’s in-stream, real-time, variable window is a different style. Riverbed as you know, has a different style. I do think that the technology has got multiple variants.

I think the key here is not that they have de-duplication. I think the key here is they have taken that and put it into a product line, which is extraordinarily well suited as an appliance that slips easily into customers’ backup environments in a broad way. It’s easy to use, easy to deploy, very efficient, et cetera. So to me de-duplication is an enabler for a product solution which they have done a particularly good job at implementing and across a very broad front.

If you look at the accounts they target, which is basically info I got from their team, they really think they add more value in non-NetApp accounts than they do NetApp accounts. And the reason is in the non-NetApp accounts in general the customers haven’t done anything to reduce the use of tape. They don’t have a solution for de-dupe, et cetera. In the NetApp accounts, many of our customers have already deployed NetApp secondary storage. They have done the de-duplication, primary, et cetera. They have reduced utilization of tape, and so on. So the remaining set of customer issues is not as severe as it is a non-NetApp primary storage environments. And that’s really what’s interesting to me.

<A — Tom Georgens>: The only thing I’d add to that, Keith, is that you can argue whether de-dupe is a feature or a product. But I think what’s unmistakable is that archiving and disk-to-disk backup are clearly a market of a customer problem that needs to be solved. So Data Domain — also de-duplication is a key component, but they also have IP replication and a whole other set of features that enable them to be competitive in those markets. So this isn’t just about de-duplication. It’s about the whole product technology and the whole product solution targeted at markets that are clearly high growth and are adjacent to markets that we currently serve.

<Q — Keith Bachman>: I will jump back in the queue; thank you, guys.
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Operator: Your next question comes from the line of Mark Moskowitz with JPMorgan. Please proceed.

<Q — Mark Moskowitz>: Yes, thank you, good afternoon. Dan, I wanted you to talk a little more about the inspiration for data de-dupe in terms of this acquisition and your confidence that it can be integrated cleanly. It is a bigger type of transaction than you have done previously, and you had some deals in the past where you really weren’t able to achieve your goals, which has been

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occurring in Decru in terms of achieving greater technology capabilities. I just wondered if you could talk a little more about that.

<A — Dan Warmenhoven>: Yes, this is Dan. I think certainly this is a little different than both Spinnaker and Decru. Spinnaker was completely integration. We tried to fuse together two separate technologies. That was a much harder problem than I think we anticipated going in.

Decru had a little different outcome. While I agree with you it was not a fulfillment of our expectations, I think it’s because we saw that market shift much faster than we thought. Security moved from data at rest to data on the laptop really quick. And budgets shifted, so growth slowed. Here I think the situation is such that first of all, we understand in our sales organization how to identify these opportunities, how to position to the customer as an appliance style product and as a storage product, not too dissimilar from the kind we already offer. It goes into a slightly different application environment. But it’s fundamentally outside of that very similar to what we’ve already been doing. In another way, it actually looks architecturally like our products as well. I mean, it’s an industry standard kind of platform. It uses a Xyratex shelf. It’s got a very unique operating system on top. And I have to say the NetApp’s sales team really understands that model and how to sell high value software wrapped in inexpensive hardware.

Data actually is we think one of the very easy integrations, even operationally. I mentioned the same shelves, but it’s very similar architecturally from the support model. A lot of the business strategies that they pursued were very similar to NetApp, like AutoSupport, and so on. And we think it’s going to be very straightforward, in large in the same facilities as well. I mean, the headquarters is right down the street from us in Santa Clara. They have a facility that has a support center in Research Triangle Park within about a five-iron shot from our office. It’s really cool that we can go around the globe and we’re almost in all the same places. We think it’s going to be fairly easy to put it all together.

<A — Tom Georgens>: A five iron, Dan is a big hitter. I’d be reluctant to compare the different transactions. I mean, certainly we did the Onaro transaction at the beginning of last year. That has been an unquestioned success. Spinnaker was primarily a merging of operating systems. Decru might be associated with that. We still intend to reap the benefits of that deal, albeit probably a little bit later than we had hoped.

But I think that the key dynamic here in all of these deals in the end is the market opportunity. And I think what’s different is that Data Domain has already proven that there’s a market opportunity and they have already built an organization to exploit it. So I think the business has a lot more momentum and I think there is a lot less investment required on behalf of NetApp to make a market. I think they already have momentum. They already have business. They already have growth, and I think we’re in a position to add to that, as opposed to building it like we had to do with other situations.

So I wouldn’t draw an analogy between other transactions and this one. I think that all the points that Dan said: the affinity of the products, the affinity of the sales force, the adjacency of the market segments, all those things lend themselves to a fair amount of optimism, and on top of that obviously that their existing business success already speaks for itself.
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Operator: Your next question comes from the line of Chris Whitmore with Deutsche Bank. Please proceed.

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<Q — Chris Whitmore>: Thanks. You indicated that you expect that the Data Domain deal to be accretive after one year using their internal forecasts. Can you share with us what those forecasts are? And given that you don’t have visibility to give guidance for July, what gives you confidence that those numbers are realistic? Thanks.

<A — Dan Warmenhoven>: This is Dan. We have the same problems forecasting revenues for them that we do for us. Although if you take a look at various items, such as sales capacity and things like that, you get to a range. I will say that all the statements Steve made had no assumptions in there about revenue synergy or any operational cost synergies in the sense of opportunities associated with consolidation of supply chains. Previously I mentioned the Xyratex opportunity, or support centers, et cetera, logistics and parts and third-party maintenance. It was a very, very conservative assessment with expenses that would be saved primarily in the G&A functions, and that’s really it. So, we didn’t make any further assumptions. Even with that little bit, it becomes accretive in four quarters.
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Operator: Your next question comes from the line of Brian Marshall with Broadpoint AmTech. Please proceed.

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<Q — Brian Marshall>: Hi, thanks, guys, good execution in a challenging environment, question with regards to the Data Domain transaction. From a contribution analysis perspective, it looks like 25% of the new co is going to Data Domain despite the fact that I guess they add about an incremental 10% of revenue and EPS. Can you talk a little bit about anticipated cost and revenue synergies from the transaction, and how that results in getting to accretion within four quarters?

<A — Steve Gomo>: Yes, this is Steve here. So first off, in anything we’ve discussed so far, we’ve not included any revenue synergies in our projections with respect to accretion and dilution. We said that we expect the transaction to be accretive within a 12-month period. And there’s basically a category of things that we have quantified for that analysis, and there’s a base level things: board fees, audit fees, legal expenses, accounts — excuse me, IR. Facilities is huge, as Dan mentioned. There are a lot of savings in facilities because of our — where we collocate, IT costs, things like that. So we were able to identify those. We’re not pinning hopes yet on any cost of goods sold synergy that Dan referred to in the supply chain. Or we’re not — we haven’t quantified any impact of any benefits in our support business from leveraging their logistics costs with ours, et cetera, which looks to be very positive.

Also in the out years beyond that first 12 months, it looks like there might be an opportunity for us to leverage our tax regime as their international business expands. That’s how we came about these numbers.

<A — Tom Georgens>: The one area that I’d add that’s important here is the areas where we’re not seeking synergy. So outside of infrastructure and overhead, we’re not looking to achieve synergy on the engineering side in terms of development capacity. And likewise, we’re not looking for synergy on the sales side in terms of sales capacity. So certainly facilities, infrastructure, tools, all of that things are areas that we’re going to look at more closely. But we’ve got no plans here today to reduce the development capacity of that organization or the sales capacity of that organization as part of our analysis.

<Q — Brian Marshall>: Thanks, guys, nice quarter.
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Operator: Your next question comes from the line of Jayson Noland with Robert Baird. Please proceed.

<Q — Jayson Noland>: Thank you. I believe there is a number of NetApp alums at Data Domain, and I guess is that a benefit when you start to look at integration, and would there be any potential for long-term technology integration between the two product lines?

<A — Dan Warmenhoven>: We’re not looking to have technology integration at the software level. Certainly, we may converge some of the hardware platforms. Like I said, they already use the same Xyratex shelves we do. There is no reason for redundancy there.

But one of the nice attributes of this particular combination is that because there are so many NetApp alums over there and because Frank Slootman, the CEO, is really trying to design the company after NetApp, the NetApp culture pervades over there. I think it’s going to be a very easy cultural integration, and they already certainly understand us a lot. I think that’s going to simplify the problem a great deal. So no, there is really no attempt to smash the two together. As Tom said we’re going to try to run them as independently as possible from a viewpoint of both the technology

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development, which they’ve done a terrific job at, and we’re going to retain all the sales capacity. At the same time, we’ll probably link the organizations and where we can share some of the more basic kinds of services and components, such as disks.

<A — Tom Georgens>: I think as a practical matter as time goes on, the fact that people from here have gone over there and been successful says that our sales force could be trained to sell their products. And the flip side is the fact that there are people over there that used to work here means that they know how to sell our products. So the simple fact of the matter is, is that these are two very, very adjacent technologies in two very, very adjacent markets with a very similar customer set. And I think the opportunities to leverage are very, very large. I think that’s why people who have gone there have been successful and that’s why I think that both sales organizations should be able to get leverage out of this transaction.

<Q — Jayson Noland>: Thanks, guys.
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Operator: Your next question is a follow-up question from the line of Keith Bachman with Bank of Montreal. Please proceed.

<Q — Keith Bachman>: Hi, guys. Dan, once again back in the queue.

<A — Dan Warmenhoven>: Well done, thank you.

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<Q — Keith Bachman>: Steve, I wanted to push you back a little bit on something. At the operating margin level for de-dupe, why wouldn’t it be accretive in the very near term?

<A — Steve Gomo>: It’s very close, Keith. I said it’s accretive within 12 months. It’s on the margin all the way out. I mean, it’s not — it’s marginally dilutive in the short run.

<Q — Keith Bachman>: Right. Marginally dilutive at the EPS I assume, but at the operating margin, operating dollar level, wouldn’t it be neutral to accretive straightaway?

<A — Steve Gomo>: It depends on the transition cost.

<A — Tom Georgens>: It’s really, really it’s transition costs.

<A — Steve Gomo>: Our transition costs come into play here now.

<Q — Keith Bachman>: Okay, fair enough. That’s it for me. Thank you.

<A — Steve Gomo>: You’re welcome.

Operator: Your next follow-up question comes from the line of Aaron Rakers with Stifel Nicolaus. Please proceed.

<Q — Aaron Rakers>: Yes, actually that was pretty much my question, but I guess I will ask. I guess just with regard to Data Domain, can you give us a feeling for why now because it does appear to be a pretty bold move by you guys? Was there anybody else involved or were you concerned that Data Domain wouldn’t be available at some point in the future? I guess I’m just trying to understand why now in terms of the -

<A — Dan Warmenhoven>: Don’t read too much into the timing. Like I said, they are very local. We’ve known these guys for several years. I’ve had an ongoing dialogue with Frank Slootman, who I think is a terrific guy.

I think the concept evolved over a long period of time. It’s pretty clear and you should get this from Data Domain. Frank is frustrated by his ability to build his sales capacity fast enough to attack the market opportunity as he sees it. I think he feels increasingly like they’re underperforming against the market potential because they just don’t have the distribution capacity to hit them. I think the notion that everything that’s out there should be theirs is what’s driving the deal. I don’t think it’s any more complex than that. It’s a terrific addition to our portfolio and we really think it’s a terrific company and a terrific technology that’s going to be — it’s just a nice win-win for both companies.

<Q — Aaron Rakers>: Fair enough, thank you.

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Dan Warmenhoven, Chairman and Chief Executive Officer
Thank you, all for joining us today. As we indicated, we’ll be postponing our analyst meeting from June 4 to sometime in late September. I want to remind you one more time this transaction with Data Domain is expected to close somewhere within a window of 60 to 120 days from now. And, depending on the time that it closes, we may also choose to delay next quarter’s conference call by a short amount if it’s advantageous to do so.

With that, I want to thank you, all again for joining us today and I hope you all have a wonderful evening. Thank you, everybody.

Operator: Thank you for your participation in today’s conference. This concludes our presentation. You may now disconnect and have a good day.

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Additional Information and Where to Find It
NetApp plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Data Domain plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NetApp, Data Domain, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.
Participants in the Acquisition of Data Domain
NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Data Domain stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding NetApp's executive officers and directors is included in NetApp’s definitive proxy statement, which was filed with the SEC on July 14, 2008, and additional information regarding Data Domain’s executive officers and directors is included in Data Domain’s Annual Report on Form 10-K/A for fiscal year ended December 31, 2008, which was filed with the SEC on April 30, 2009. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.

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